FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For the month of November 2008
Commission File Number: 0-28986

                       TTI TEAM TELECOM INTERNATIONAL LTD.
                 (Translation of registrant's name into English)


               12 Amal St, Afek Park, Rosh Ha'ayin, 48092, Israel.
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                        Form 20-F_X____       Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes____               No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                    CONTENTS

Exhibit 99.1  Press Release: Pelephone Chooses TTI Telecom's Fault
              Management Solution for its UMTS Network, dated October 28, 2008.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    TTI Team Telecom International Ltd.


Date: November 3, 2008              By: /s/ Tali Cohen-Tueg
                                        --------------------
                                        Tali Cohen-Tueg
                                        Acting Chief Financial Officer

                                  EXHIBIT INDEX

Exhibit                     Description
Number                      of Exhibit

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99.1 Press Release: Pelephone Chooses TTI Telecom's Fault Management Solution for its UMTS Network, dated October 28, 2008.
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